voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SUPPL

07025990

Linz, 2007-08-10

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated August 8, 2007
- Letter to Sharholders, 1st Quarter 2007/07
- Media Information dated August 8, 2007
- Media Information dated July 2, 2007

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

voestalpine
ONE STEP AHEAD.

8. August 2007

voestalpine AG

ADHOC-MELDUNG

voestalpine erneut mit Rekordwerten – Ergebnis steigt im 1. Quartal 2007/08 um über 45 Prozent

Die ersten drei Monate des Geschäftsjahres 2007/08 waren in allen vier Divisionen des voestalpine-Konzerns von anhaltend hoher Nachfrage und stabil gutem Preisniveau geprägt. Im Rahmen einer gesamtkonjunkturellen Entwicklung, die sich sowohl in Europa als auch auf den außereuropäischen Exportmärkten des voestalpine-Konzerns nahezu ohne Einschränkungen ungebrochen erfreulich darstellte, entwickelten sich vor allem auch die wichtigsten Kundenbranchen äußerst positiv.

Vor diesem Hintergrund konnte der voestalpine-Konzern im 1. Quartal 2007/08 neue Quartalshöchstwerte bei Umsatz und Ergebnis als auch bei sämtlichen wesentlichen Finanzkennzahlen erzielen und peilt damit neuerlich ein Rekordjahr an.

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	**Q1 2007/08 1.4.-30.6.07**	Q1 2006/07* 1.4.-30.6.06	Veränderung in %
Umsatz	1.960,9	1.708,3	+ 14,8
EBITDA	407,5	296,4	+ 37,5
EBITDA-Marge in %	20,8	17,4	
EBIT	313,2	214,6	+ 46,0
EBIT-Marge in %	16,0	12,6	
Ergebnis nach Steuern	242,1	153,1	+ 58,1
Gewinn je Aktie (in EUR)**	1,56	0,94	

*Rückwirkende Anpassung gemäß IFRS 5
**unverwässerter Gewinn je Aktie (fortgeführte Bereiche) basierend auf den gewichteten durchschnittlichen ausstehenden Aktien Q1 GJ 2007/08

Details zum Quartalsergebnis finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43/50304/15-9949 für Fragen jederzeit zur Verfügung.

voestalpine
EINEN SCHRITT VORAUS.

voestalpine again posts record figures – the operating result rises by more than 45% in the first quarter of 2007/08

The first three months of the 2007/08 financial year were characterized by continuing high demand and a good and stable price level in all four divisions of the voestalpine Group. Within the scope of the overall economic trend, which remained very satisfactory with practically no interruptions both in Europe and in the voestalpine Group's overseas export markets, the most important customer industries followed this positive trend.
Against this backdrop, the voestalpine Group reached a new quarterly all-time record during the first quarter of 2007/08 not only in revenue and operating result but in all other key financial figures as well, positioning itself for another record-breaking year.

Key figures of voestalpine group

(acc. IFRS; in EURm)	**Q1 2007/08 1.4.-30.6.07**	Q1 2006/07* 1.4.-30.6.06	Change in %
Revenue	1,960.9	1,708.3	+ 14.8
EBITDA	407.5	296.4	+ 37.5
EBITDA margin in %	20.8	17.4	
EBIT	313.2	214.6	+ 46.0
EBIT margin in %	16.0	12.6	
Profit for the period	242.1	153.1	+ 58.1
EPS (in EUR)**	1.56	0.94	

*retrospective adjustment according to IFRS 5
**undiluted EPS (continuing operations), based on weighted average number of shares outstanding in Q1 FY 2007/08

More information on the 1st quarter result is available on our website www.voestalpine.com or please contact our Investor Relations-Team +43/50304/15-9949.

voestalpine
EINEN SCHRITT VORAUS.

Aktionärsbrief

zum 1. Quartal 2007/08



voestalpine

EINEN SCHRITT VORAUS.

www.voestalpine.com

voestalpine-Konzern in Zahlen

Mio. EUR	**Q1 2007/08** 01.04.–30.06.2007	**Q1 2006/07*** 01.04.–30.06.2006	**Veränderung** in %
Umsatzerlöse	1.960,9	1.708,3	14,8
EBITDA	407,5	296,4	37,5
EBITDA-Marge (in %)	20,8	17,4	
EBIT	313,2	214,6	46,0
EBIT-Marge (in %)	16,0	12,6	
Ergebnis vor Steuern	301,6	202,2	49,2
Ergebnis der fortgeführten Geschäftsbereiche	242,0	150,5	60,8
Ergebnis nach Steuern (Jahresüberschuss)	242,1	153,1	58,1
Ergebnis je Aktie der fortgeführten Geschäftsbereiche (in EUR)	1,56	0,94	65,9
Investitionen	2.291,3	113,0	1.928,4
Abschreibungen	94,3	81,8	15,2
Eigenkapital	3.138,8	2.696,4	16,4
Nettofinanzverschuldung	2.716,7	313,7	766,1
Nettofinanzverschuldung in % des Eigenkapitals	86,6	11,6	644,0
Mitarbeiter (ohne Lehrlinge)	25.752	23.298	10,5
Capital Employed	4.189,4	3.465,6	20,9

* Rückwirkende Anpassung gemäß IFRS 5

Sehr geehrte Damen und Herren,

mit diesem Quartalsbericht stellt sich der voestalpine-Konzern zum letzten Mal in der Ihnen über die letzten Jahre geläufig gewordenen Struktur dar, wobei hier nur der guten Ordnung halber darauf hingewiesen werden soll, dass es wiederum ein Bericht über ein Rekordquartal ist. Ab dem am 8. November 2007 erscheinenden Bericht über das erste Halbjahr des Geschäftsjahres 2007/08 wird unsere Unternehmensgruppe in jeder Richtung eine neue Dimension erreichen. Dies gilt für den Umsatz genau so wie für das Ergebnis und die Zahl der Mitarbeiter. In allen diesen Kategorien ist der voestalpine-Konzern nämlich mit dem endgültigen Wirksamwerden der Akquisition der BÖHLER-UDDEHOLM-Gruppe gegen Ende des berichtsgegenständlichen Quartals um mindestens 30 % wachsen. Für uns der wesentlichste Aspekt dieser Akquisition ist aber, dass es damit gelungen ist, unsere Strategie des wertsteigernden Wachstums konsequent weiterzuführen und nicht bloß größer zu werden. BÖHLER-UDDEHOLM ist ein global hervorragend aufgestellter, gut geführter Konzern mit einer Strategie, die weitestgehend ident ist mit jener der voestalpine-Gruppe, nämlich in klar definierten Marktsegmenten europäischer oder weltweiter Technologie-, Qualitäts- und Ergebnisführer zu sein. In Verbindung mit dem Faktum, dass wir rund 70 % des Umsatzes mit den gleichen Kundengruppen erwirtschaften und wir diesen daher gemeinsam noch besser als bisher durchoptimierte Produkte und Leistungen anbieten können, ergeben sich für uns genau so wie für unsere Kunden und Partner neue Dimensionen der Zusammenarbeit, die wir zum gemeinsamen Nutzen konsequent erschließen und ausbauen wollen.

Zur Vermeidung von Missverständnissen und zur Klarstellung unserer Position halten wir in Bezug auf die Auswirkungen der Übernahme von BÖHLER-UDDEHOLM durch die voestalpine AG am Kapitalmarkt folgendes fest:

:: Die voestalpine-Gruppe verfügt derzeit über deutlich mehr als 60 % der Aktien der BÖHLER-UDDEHOLM AG und hat damit das Ziel ihres Übernahmeangebotes erreicht.

:: Mit dieser klaren Mehrheit sind wir in der Lage, zum Nutzen beider Unternehmen die Synergiepotentiale gemeinsam zu definieren (was derzeit geschieht) und in der Folge auch konsequent zu realisieren.

:: Wir achten dabei mit größter Sorgfalt darauf, dass alle Interessen ausgewogen berücksichtigt werden und die Minderheitsaktionäre von BÖHLER-UDDEHOLM vorbehaltslos davon ausgehen können, dass sämtliche Maßnahmen nach Arm's Length- und Marktpreisprinzip gesetzt werden. BÖHLER-UDDEHOLM werden keine einseitigen Nachteile, weder aus der Nutzung von Synergien noch auf andere Weise erwachsen.

:: Der voestalpine-Konzern finanziert die Übernahme ausschließlich aus der eigenen Cash-Flow- bzw. Kreditfähigkeit und braucht nicht auf Ressourcen von BÖHLER-UDDEHOLM zurückzugreifen. Dies bedeutet, dass wir nicht den geringsten Zeitdruck haben, das Unternehmen zu 100 % zu übernehmen.

:: Vor diesem Hintergrund haben wir auch im Sinne einer Selbstverpflichtung unmissverständlich klargestellt, dass es jedenfalls bis zum 6. Juni 2008 zu keinem neuen, höheren Angebot kommen wird.

Ausgehend von diesen Prämissen freuen wir uns auf die Arbeit in dem in neue Dimensionen gewachsenen voestalpine-Konzern. Wir werden die sich daraus ergebenden neuen Chancen im Interesse unserer Kunden, Mitarbeiter und Aktionäre konsequent nutzen.

Linz, am 8. August

Der Vorstand

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

Geschäftsverlauf im Überblick

Die ersten drei Monate des Geschäftsjahres 2007/08 stellen das beste Einzelquartal in der Entwicklung der voestalpine-Gruppe dar.

Die wichtigsten Daten des voestalpine-Konzerns im 1. Quartal 2007/08 haben sich im Vergleich zum 1. Quartal des Vorjahres wie folgt entwickelt:

- Die **Umsatzerlöse** stiegen um 14,8 % von 1.708 Mio. EUR auf 1.961 Mio. EUR.
- Das **EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) erhöhte sich um 37,5 % von 296 Mio. EUR auf nunmehr 408 Mio. EUR. Dies entspricht einer von 17,4 % auf 20,8 % gestiegenen **EBITDA-Marge.**
- Noch deutlicher verbessert stellt sich das **EBIT** (Ergebnis der betrieblichen Tätigkeit) dar, das sich um 46 % von 215 Mio. EUR auf 313 Mio. EUR erhöhte. Die **EBIT-Marge** stieg damit von 12,6 % auf 16,0 %.
- Das **Ergebnis vor Steuern** (EBT) erreichte 302 Mio. EUR und lag damit um 49,2 % über jenem des Vorjahres (202 Mio. EUR).
- Das **Ergebnis nach Steuern** (Jahresüberschuss) belief sich auf 242 Mio. EUR. Dies entspricht einem Anstieg um 58,1 % gegenüber dem 1. Quartal des vergangenen Geschäftsjahres (153 Mio. EUR).
- Das **Ergebnis je Aktie** für die ersten drei Monate 2007/08 beträgt 1,56 EUR. Es liegt damit um 65,9 % über jenem des Vorjahres (0,94 EUR).
- Das **Eigenkapital** des voestalpine-Konzerns erhöhte sich um 16,4 % von 2.696 Mio. EUR auf 3.139 Mio. EUR. Bei einer gleichzeitig durch die Finanzierung der BÖHLER-UDDEHOLM-Anteile von 314 Mio. EUR auf 2.717 Mio. EUR gestiegenen **Nettofinanzverschuldung** ergab sich damit eine Gearing Ratio (Nettofinanzverschuldung in Prozent des Eigenkapitals) von 86,6 % (Vorjahr: 11,6 %).
- Zum 30. Juni 2007 beschäftigte der voestalpine-Konzern (ohne Lehrlinge) 25.762 **Mitarbeiter.** Dies entspricht einem überwiegend akquisitionsbedingten Anstieg der Beschäftigten gegenüber dem vergangenen Geschäftsjahr (23.298) um 10,5 %.
- Die **Rohstahlproduktion** des voestalpine-Konzerns im 1. Quartal betrug 1,73 Mio. Tonnen. Sie erhöhte sich damit im Vergleich zum Vorjahr (1,67 Mio. Tonnen) um 3,6 %. Auf die Division Stahl entfielen davon 1,34 Mio. Tonnen, auf die Division Bahnsysteme 0,4 Mio. Tonnen.

Geschäftsverlauf im Detail

Die ersten drei Monate des Geschäftsjahres 2007/08 waren in allen vier Divisionen von anhaltend hoher Nachfrage und stabil gutem Preisniveau geprägt. Im Rahmen einer gesamtkonjunkturellen Entwicklung, die sich sowohl in Europa als auch auf den außereuropäischen Exportmärkten des voestalpine-Konzerns nahezu ohne Einschränkungen ungebrochen erfreulich darstellte, entwickelten sich vor allem auch die wichtigsten Kundenbranchen – Automobilindustrie, Nutzfahrzeugbau, Eisenbahninfrastruktur, Energieindustrie, Hausgeräteindustrie sowie Bau- und Bauzulieferindustrie – anhaltend positiv.
Sämtliche dieser Sektoren wiesen entweder eine weiter steigende oder eine zumindest stabil auf sehr hohem Niveau verlaufende Bedarfsentwicklung auf; dadurch konnten alle Divisionen gegenüber dem 1. Quartal des Vorjahres nicht nur deutlich gestiegene Absatzmengen, sondern auch weitere Preissteigerungen erzielen, was einen entsprechenden Niederschlag in der Umsatz- und Ergebnisentwicklung fand.

Insgesamt erhöhte die voestalpine-Gruppe ihren Umsatz im 1. Quartal 2007/08 um rund 15 % von 1,7 Mrd. EUR auf knapp 2 Mrd. EUR, wobei alle vier Divisionen durchwegs deutliche Zuwächse aufwiesen. Die stärksten Anstiege erzielten die Divisionen Profilform und Automotive, die beide ihren Umsatz gegenüber dem Vorjahr um über ein Drittel steigern konnten. Die Divisionen Bahnsysteme (+ 12 %) und Stahl (+ 7 %) lagen ebenfalls erheblich über ihren Vorjahresumsätzen.

Ähnlich stellte sich die Ergebnisentwicklung dar; das EBIT des voestalpine-Konzerns stieg um fast die Hälfte von 215 Mio. EUR auf über 313 Mio. EUR. Besonders hervorzuheben ist die Verbesserung des operativen Ergebnisses der Division Stahl um über 66 %, die mit einer EBIT-Marge von 19,4 % (Vorjahr 12,5 %) im 1. Quartal 2007/08 zugleich auch der profitabelste Bereich der voestalpine-Gruppe war. Mit einer Steigerung um knapp 37 % bzw. 21 % lagen die Divisionen Profilform und Bahnsysteme weit über ihrem Vorjahresergebnis, auch die Division Automotive konnte ihr EBIT deutlich erhöhen.
Mit EBIT-Margen von 16 % in der Division Bahnsysteme und 13,6 % in der Division Profilform lag auch die Profitabilität dieser beiden Divisionen deutlich über jener des Vorjahres, während die Division Automotive mit einer EBIT-Marge von 4,7 % im 1. Quartal etwas unter dem Vorjahreswert blieb.

Division Stahl

Die Division Stahl steigerte im 1. Quartal 2007/08 ihren Umsatz gegenüber der Vergleichsperiode des Vorjahres um mehr als 7 % von 900 Mio. auf 965 Mio. EUR und verbesserte gleichzeitig ihr operatives Ergebnis um 66,2 % von 112 Mio. auf 187 Mio. EUR. Die EBIT-Marge stieg demnach gegenüber dem Vorjahr von 12,5 % auf 19,4 % und damit auf den höchsten jemals in der Division erzielten Quartalswert.

Diese weitere Steigerung gegenüber dem 1. Quartal des vergangenen Geschäftsjahres ist im Wesentlichen – neben einer neuerlichen Verbesserung des Produktmix – auf um rund 2 % gestiegene Liefermengen und ein um knapp 13 % höheres Erlösniveau zurückzuführen. Im Vergleich zum unmittelbaren Vorquartal betrug der Preisanstieg aufgrund des hohen Anteils langfristiger Lieferverträge allerdings nur rund 1 %.
Neben der anhaltend guten Entwicklung im Qualitätsflachstahlbereich ist in den ersten Monaten des laufenden Geschäftsjahres vor allem die starke Performance der Segmente kundenspezifische Anarbeitung, Stahl Service Center und Grobblech hervorzuheben.

Division Stahl

Mio. EUR	Q1 2007/08 01.04.–30.06.2007	Q1 2006/07* 01.04.–30.06.2006	Veränderung in %
Umsatzerlöse	964,7	899,6	7,2
EBITDA	235,8	154,7	52,4
EBITDA-Marge (in %)	24,4	17,2	
EBIT	186,8	112,4	66,2
EBIT-Marge (in %)	19,4	12,5	
Mitarbeiter (ohne Lehrlinge)	9.621	9.430	2,0

* Rückwirkende Anpassung gemäß IFRS 5

Division Bahnsysteme

Mio. EUR	Q1 2007/08 01.04.–30.06.2007	Q1 2006/07 01.04.–30.06.2006	Veränderung in %
Umsatzerlöse	585,5	521,9	12,2
EBITDA	115,1	98,4	17,0
EBITDA-Marge (in %)	19,7	18,8	
EBIT	93,7	77,5	20,8
EBIT-Marge (in %)	16,0	14,9	
Mitarbeiter (ohne Lehrlinge)	7.656	6.990	9,5

Division Bahnsysteme

Gestiegene Absatzmengen (mehr als 10 % über alle Produktgruppen) und ein überwiegend höheres Preisniveau führten auch in der Division Bahnsysteme zu einer weiteren deutlichen Umsatz- und Ergebnissteigerung: Gegenüber dem 1. Quartal des Vorjahres erhöhte sich der Umsatz um knapp mehr als 12 % von 522 Mio. auf 586 Mio. EUR, das EBIT verbesserte sich um 20,8 % von 78 Mio. EUR auf 94 Mio. EUR. Im 1. Quartal 2007/08 lag die EBIT-Marge damit bei 16,0 % gegenüber 14,9 % im Vorjahr.

Im Segment Schienentechnik wurde bei neuerlich gestiegenen Liefermengen und einem tendenziell weiter leicht steigenden Erlösniveau ebenso ein sehr positiver Geschäftsverlauf erzielt. Dies gilt auch für das Segment Weichentechnik, wo sich nicht nur der europäische Markt anhaltend erfreulich entwickelt, sondern wo auch vom neu gegründeten Joint Venture in China bereits positive Impulse ausgehen. Ebenfalls weiter verbessert stellte sich sowohl mengen- als auch preismäßig das Segment hochwertiger Draht dar, wogegen der Bereich Nahtlosrohre im 1. Quartal nach dem Rekordniveau im Vorjahr etwas unter Druck geriet. Hauptgründe dafür waren höhere Vormaterialpreise und der Aufbau erheblicher neuer Produktionskapazitäten für Ölfeldrohre, insbesondere in China. Zwar betrifft dies überwiegend einfache Qualitäten, der Mengenzuwachs führt jedoch zeitversetzt zu teils erheblichen Preisrückgängen auch im anspruchsvollen Produktsegment – allerdings ausgehend von einem sehr hohen Erlösniveau.

Division Profilform

Gegenüber den bereits hohen Werten des Vorjahres abermals deutlich verbessert stellten sich Umsatz und Ergebnis der Division Profilform dar. Der Umsatz lag mit 281 Mio.

Division Profilform

Mio. EUR	Q1 2007/08 01.04.-30.06.2007	Q1 2006/07 01.04.-30.06.2006	Veränderung in %
Umsatzerlöse	280.6	210,6	33,2
EBITDA	44.6	34,5	29,6
EBITDA-Marge (in %)	15.9	16,4	
EBIT	38.1	27,9	36,8
EBIT-Marge (in %)	13.6	13,2	
Mitarbeiter (ohne Lehrlinge)	3.343	3.004	11,3

Division Automotive

Mio. EUR	Q1 2007/08 01.04.-30.06.2007	Q1 2006/07* 01.04.-30.06.2006	Veränderung in %
Umsatzerlöse	259.9	193,6	34,3
EBITDA	28.4	21,4	32,7
EBITDA-Marge (in %)	10.9	11,1	
EBIT	12.3	10,5	17,2
EBIT-Marge (in %)	4.7	5,4	
Mitarbeiter (ohne Lehrlinge)	4.708	3.501	34,5

* Rückwirkende Anpassung gemäß IFRS 5

EUR um ein Drittel über jenem des 1. Quartals 2006/07, das operative Ergebnis wurde um 36,8 % von 28 Mio. EUR auf 38 Mio. EUR erhöht. Damit ergibt sich eine EBIT-Marge von 13,6 % (Vorjahr: 13,2 %).

Neben den im Vergleich zum 1. Quartal 2006/07 in den Umsatz- und Ergebniswerten enthaltenen Beiträgen der beiden im vergangenen Jahr akquirierten französischen Gesellschaften Société Profilafroid und Société Automatique de Profilage (SAP) ist auch in dieser Division der hervorragende Geschäftsverlauf auf die anhaltend hohe Nachfrage aus den wichtigsten Kundenbranchen (Automobil- und Nutzfahrzeugbau, Lagerlogistik, Bauindustrie) und die damit verbundene positive Erlösentwicklung zurückzuführen.

Insbesondere im Geschäftsbereich Sonderprodukte, die überwiegend an den nicht österreichischen Standorten hergestellt werden, weisen Absatz und Preisniveau eine weiter deutlich steigende Tendenz auf, verbunden mit einer entsprechend hohen Auslastung der Produktionskapazitäten.

Im Bereich der Standardprodukte führten merklich gestiegene Vormaterialpreise hingegen zu einem gewissen Druck auf das Ergebnis, der jedoch durch einen konstant hohen Absatz und eine entsprechend positive Entwicklung der Nettoerlöse kompensiert werden konnte.

Division Automotive

Mit einem Umsatzanstieg um 34,3 % von 194 Mio. EUR auf 260 Mio. EUR und einer Steigerung des EBIT um 17,2 % von 10,5 auf 12,3 Mio. EUR konnte sich auch die Division Automotive gegenüber dem 1. Quartal des Vorjahres weiter verbessern.

Der gegenüber dem Umsatzwachstum weniger deutliche Ergebnisanstieg bzw. die

gegenüber dem Vorjahr (5,4 %) mit 4,7 % etwas geringere EBIT-Marge ist im Wesentlichen auf „nachlaufende" Kosten aus im letzten Jahr erfolgten Restrukturierungsmaßnahmen im Bereich Pressteile zurückzuführen.

Gegenüber dem 1. Quartal 2006/07 wurden die im vergangenen Geschäftsjahr erworbenen Gesellschaften Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG, Dancke Stanztechnik GmbH & Co. KG und Dancke Werkzeugbau GmbH & Co. KG sowie Amstutz Levin & Cie erstkonsolidiert.
Sowohl in umsatz- als auch in ergebnismäßiger Hinsicht anhaltend positiv entwickeln sich auch im bisherigen Verlauf des Geschäftsjahres jene Bereiche, die von anhaltend hoher Nachfrage aus dem Segment der Premiumkunden nach anspruchsvollen und technologieintensiven Produkten profitierten (insbesondere die Bereiche lasergeschweißte Platinen für die Karosserie, Präzisionsteile und Sicherheitstechnik). Nach wie vor schwieriger stellt sich der Geschäftsverlauf im Bereich der Pressaktivitäten dar, die durch ein weiter forciertes Insourcing der Automobilhersteller unter Druck bleiben.

Akquisitionen

Erfolgreiche Übernahme der BÖHLER-UDDEHOLM-Gruppe

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt und dieses am 19. Mai 2007 verbessert sowie die Annahmefrist verlängert. Am 4. Juni 2007 endete die (verlängerte) Annahmefrist, innerhalb derer die voestalpine AG (zum damaligen Zeitpunkt) 54,6 % der BÖHLER-UDDEHOLM-Aktien erlangte und damit das gesetzliche Mindestannahmeerfordernis erfüllt hat.

Am 19. Juni 2007 wurde die Übernahme der BÖHLER-UDDEHOLM AG durch die voestalpine AG mit der kartellrechtlichen Genehmigung durch die Europäische Union sowie anderer maßgeblicher Staaten rechtswirksam.

Alle BÖHLER-UDDEHOLM-Aktionäre, die vom Übernahmeangebot bislang nicht Gebrauch machten, können dies noch bis zum Ablauf der gesetzlichen Nachfrist am 6. September 2007, 17.30 Uhr MESZ, tun und erhalten den Kaufpreis spätestens zehn Börsentage nach Ende dieser Nachfrist ausbezahlt.
In diesem Zusammenhang schloss die voestalpine AG eine nochmalige Erhöhung des Angebotspreises von 73 EUR je Aktie definitiv aus. Im Sinne dieser Selbstverpflichtung wird demnach jedenfalls bis zum 6. Juni 2008, das ist der für eine Nachzahlung im Sinne des Übernahmegesetzes relevante Zeitraum, keine Angebotserhöhung vorgenommen.
Mit Stand vom 3. August 2007 verfügte die voestalpine AG bereits über 63,2 % der Aktien der BÖHLER-UDDEHOLM AG.

Die für eine Einbindung der BÖHLER-UDDEHOLM-Gruppe in den voestalpine-Konzern erforderlichen Maßnahmen sind derzeit Gegenstand umfassender Gespräche sowohl auf Managementebene als auch in einer Reihe von Arbeitsgruppen. In einzelnen Bereichen wurde zwischenzeitlich bereits mit der Umsetzung konkreter Maßnahmen begonnen. Im Mittelpunkt stehen daher derzeit neben einer entsprechenden Abstimmung in den Bereichen Reporting und Controlling die bestmögliche Nutzung von Synergiepotenzialen durch gemeinsame Strukturen etwa in den Bereichen Einkauf und IT sowie die Koordination der Forschungs- und Entwicklungsaktivitäten.

Mit 1. Juli 2007 wurde die BÖHLER-UDDEHOLM-Gruppe in den Konsolidierungskreis des voestalpine-Konzerns aufgenommen; sie wird als Division Edelstahl und damit als zusätzliche Division der voestalpine-Gruppe geführt.

Akquisition in der Division Bahnsysteme

Im 1. Quartal des Geschäftsjahres 2007/08 erwarb voestalpine Railpro (Division Bahnsysteme) rückwirkend per 1. Jänner 2007 einen Anteil von 49 % am Unternehmen René Prinsen Spoorwegmaterialen. Der diesbezügliche Vertrag, der am 29. Juni zwi-

schen den beiden niederländischen Gesellschaften unterzeichnet wurde, sieht in weiterer Folge die vollständige Übernahme in zwei Jahren vor.
Mit dem Erwerb erweitert voestalpine Railpro die Kompetenz auf dem Gebiet der „Reverse Logistics" und dem Recycling im Bahnbaubereich. René Prinsen Spoorwegmaterialen erzielte im Geschäftsjahr 2006 mit 22 Mitarbeitern einen Umsatz von 8,9 Mio. EUR. Das Unternehmen bietet ein umfangreiches Sortiment von Produkten und Dienstleistungen für die Bahninfrastruktur, einschließlich Spezialgleisarbeiten, Transporttätigkeiten und Wiederverwertung.

Investitionen

Die Investitionen des voestalpine-Konzerns im 1. Quartal 2007/08 beliefen sich unter Einbeziehung der Akquisition der BÖHLER-UDDEHOLM AG auf 2,3 Mrd. EUR (1. Quartal 2006/07: 113 Mio EUR).

Mit dem erfolgreichen Hochlaufen der Aggregate Kaltwalzwerk 3 und Feuerverzinkung 4 sowie des neuen Hubbalkenofens zur Kapazitätserweiterung der Warmbreitbandstraße im Laufe des 1. Quartals und mit der Inbetriebnahme der neuen Schubbeize im 2. Quartal des Geschäftsjahres 2007/08 wurde die zweite Stufe des Investitionsprogramms „Linz 2010" (Division Stahl) weitgehend abgeschlossen. Der Spatenstich für letzte im Zuge dieses Programms noch zu realisierende Investition, die Feuerverzinkungsanlage 5, ist für Herbst 2007 geplant.
Die Folgeinvestitionen im Anschluss an „Linz 2010" werden im Rahmen des neuen Mittelfristprogramms „L6" in Angriff genommen. Es geht dabei im Wesentlichen um Maßnahmen zur Kapazitätsoptimierung in den Bereichen Rohstoffe/Hochofen, Stahlwerk/Warmwalzwerk und Technische Services/Energien.

Nach der im 2. Quartal des laufenden Geschäftsjahres erfolgten Erneuerung eines Hochofens in Donawitz steht in der Division Bahnsysteme die Neuordnung der Energieversorgung und der Wasserwirtschaft dieses Standortes im Mittelpunkt der Investitionstätigkeit. Dabei ist der weitere Ausbau der Eigenstromversorgung durch Nutzung im Produktionsprozess entstehender Gase geplant, wobei sich die Gesamtinvestitionen für den neu zu errichtenden Kraftwerksblock auf etwa 75 Mio. EUR belaufen werden. Das neue Konzept zur Wasserversorgung und Abwasserentsorgung umfasst ein Investitionsvolumen von rund 45 Mio. EUR.

In der Division Profilform steht nach einer Reihe von Investitionen zur Modernisierung und Kapazitätserweiterung an verschiedenen internationalen Standorten derzeit das langfristige Investitionsprogramm am österreichischen Standort Krems im Mittelpunkt. Dieses wurde im vergangenen Geschäftsjahr begonnen und ist auf eine Dauer von fünf Jahren und einen Umfang von insgesamt 70 Mio. EUR ausgelegt. Schwerpunkte sind die Erweiterung des Produktprogramms, die weitere Vertiefung der Wertschöpfung und die Verbesserung der Werkslogistik.
Erstes Großprojekt in diesem Rahmen war die Errichtung einer neuen Produktionshalle für Spezialprofile, deren Inbetriebnahme im 1. Quartal 2007/08 erfolgte.

Rückläufig stellte sich in den ersten drei Monaten des laufenden Geschäftsjahres die Investitionstätigkeit der Division Automotive dar. Dies ist insbesondere darauf zurückzuführen, dass im Gegensatz zum Vorjahr keine Akquisitionen getätigt wurden, sondern derzeit die Integration dieser im letzten Geschäftsjahr erworbenen Gesellschaften in den Konzern im Mittelpunkt der Aktivitäten steht. Aufgrund der sehr kundenspezifischen Anforderungen insbesondere in den Segmenten Präzisions- und sicherheitstechnische Teile umfassen die Investitionen der Division eine Vielzahl eher kleinerer Optimierungsschritte sowie Adaptionen bestehender Produktionsanlagen an den einzelnen Standorten.

Forschung und Entwicklung

Der kontinuierlich steigende Forschungs- und Entwicklungsaufwand der voestalpine-

Gruppe fließt vorrangig in konzernweite, divisionsübergreifende Projekte zur weiteren Verbesserung von Produktions- und Verarbeitungsprozessen, zur Produkt- und Werkstoffentwicklung sowie in umweltrelevante Innovationen. Derartige Projekte wurden auch im 1. Quartal weiter vorangetrieben.

Im Zusammenhang mit der Einbindung der BÖHLER-UDDEHOLM-Gruppe in den voestalpine-Konzern stehen die Zusammenarbeit der beiden Unternehmen im F&E-Bereich, künftige gemeinsame Projekte sowie die möglichen Synergien im Mittelpunkt der aktuellen Diskussionen. Sowohl voestalpine als auch BÖHLER-UDDEHOLM weisen einen seit Jahren stark steigenden Forschungsaufwand sowie eine internationale Spitzenstellung bei Produkt- und Technologieinnovationen auf, sodass sich aus der Zusammenführung für beide Unternehmen erhebliche Zusatzperspektiven im F&E-Bereich ergeben.

Im Juni 2007 fand eine internationale Forschertagung statt, an der weit über 200 Mitarbeiter aus den F&E-Bereichen beider Unternehmensgruppen – die gemeinsam über ein Forschungsbudget von rund 100 Mio. EUR verfügen – teilnahmen. Dabei wurde BÖHLER-UDDEHOLM als neue Division des voestalpine-Konzerns in den konzernalen R&D-Board aufgenommen, der die Forschungs- und Entwicklungsaktivitäten der Gesamtgruppe koordiniert und die strategischen F&E-Ziele festlegt.

Ausblick

Für die 2. Hälfte des Kalenderjahres 2007 zeichnet sich eine ungebrochene Fortsetzung der wirtschaftlichen Dynamik der ersten sechs Monate ab. Dies gilt insbesondere für Europa und den asiatischen Raum, wogegen die Entwicklung in Nordamerika bis auf weiteres von einer gewissen Unsicherheit geprägt bleiben dürfte.

Für Europa ist in allen wesentlichen Industriebereichen weiterhin von einer anhaltend soliden Nachfrage und stabilen Preisen auf hohem Niveau auszugehen. Vor diesem Hintergrund zeichnet sich in der Division Stahl trotz rund 15 Mio. EUR an Zusatzkosten aus dem Hochlaufen der neuen Anlagen und gegenüber dem Vorjahr weiter gestiegenen Rohstoffkosten für das Gesamtjahr eine neuerliche Ergebnisverbesserung ab. Die Division Bahnsysteme sollte vor allem aufgrund der weltweit stabil hohen Nachfrage bei Schienen und Weichen die rückläufigen Margen im Segment Nahtlosrohre nahezu kompensieren und ihr hervorragendes Ergebnisniveau des Vorjahres weitgehend halten können; zu berücksichtigen sind dabei allerdings zusätzliche Beschaffungskosten von rund 12 Mio. EUR infolge der umfassenden Erneuerung eines Hochofens in den nächsten Monaten. Ebenfalls von einer im Jahresvergleich stabilen Entwicklung und somit einem Halten des letztjährigen Rekordergebnisses ist in der Division Profilform auszugehen. Die Division Automotive wird im Jahresverlauf ihre Performance weiter verbessern und sollte damit zum Ende des Geschäftsjahres neuerlich eine Ergebnisverbesserung ausweisen.

Vor diesem Hintergrund und unter Berücksichtigung der mit dem 2. Quartal des Geschäftsjahres 2007/08 beginnenden Ergebniskonsolidierung der im Juni 2007 mehrheitlich erworbenen BÖHLER-UDDEHOLM AG (Division Edelstahl) zeichnet sich im laufenden Geschäftsjahr für den voestalpine-Konzern eine weitere Verbesserung des operativen Ergebnisses um mindestens 30 % ab (vor „purchase price allocation").

Investor Relations

Kursverlauf der voestalpine-Aktie

Der seit 2003 ungebrochene Aufwärtstrend der voestalpine-Aktie setzte sich auch im 1. Quartal des Geschäftsjahres 2007/08 fort. Der Kurs stieg in den ersten drei Monaten um rund 17 % von 53,20 EUR auf 62,50 EUR, seit Jahresbeginn („year to date") entspricht diese Entwicklung einem Wertzuwachs von rund 44 %. Insbesondere ab Mai setzte ein markanter Aufwärtstrend der voestalpine-Aktie ein, die am 20. Juni mit einem Schlusskurs von 62,62 EUR ein neues bisheriges Alltime-High erreichte.
Mit dieser Entwicklung konnte die voestalpine-Aktie im 1. Quartal des Geschäftsjahres nach einer zunächst schwächeren Phase letztlich sowohl den österreichischen Leitindex ATX als auch international relevante Vergleichsindizes erneut deutlich übertreffen.

Die positive Kursentwicklung setzte sich im Monat Juli zunächst fort, allerdings geriet die voestalpine-Aktie in weiterer Folge aufgrund einer breiten Korrekturbewegung an den Weltbörsen, ausgehend von Turbulenzen der US-amerikanischen Immobilienmarktes, ebenfalls unter Druck.

Die von der Hauptversammlung der voestalpine AG am 4. Juli 2007 beschlossene Dividende für das Geschäftsjahr 2006/07 erreichte mit 1,45 EUR je Aktie einen neuen Höchstwert. Dieser Betrag stellt gegenüber der im Vorjahr ausbezahlten Dividende annähernd eine Verdoppelung dar.

Nicht zuletzt diese Rekorddividende dürfte ein wesentliches Motiv dafür gewesen sein, dass im letzten Quartal die im Jahr 2005 begebene Wandelschuldverschreibung (convertible Bond) von ihren Zeichnern zu deutlich über 50 % in voestalpine-Aktien gewandelt wurde. Dies machte eine Kapitalerhöhung im Ausmaß von rund 3,8 % des Grundkapitals notwendig (zum geringeren Teil wurde die Wandlung über rückgekaufte, d. h. eigene Aktien bedient).

voestalpine-Aktie vs. internationale Indizes

Veränderungen gegenüber Ultimo März 2007 in %



■ voestalpine
■ ATX
□ STOXX Index (Europa)
□ DJ Industrial Index
115
110
105
100
95
90
85
April 2007
29. Juni 2007

voestalpine Kursverlauf (%)


voestalpine
ATX
DJ STOXX 600 Index
800
700
600
500
400
300
200
100
0
1. August 2003
1. August 2007

Von August 2003 (seit der Entscheidung zur endgültigen Privatisierung der voestalpine) bis zum 1. August 2007 stieg der Kurs der voestalpine-Aktie von 9,00 EUR auf 59,24 EUR, dies entspricht einem Wertzuwachs um 658 % in vier Jahren bzw. einer durchschnittlichen jährlichen Wertsteigerung um 60 % (ohne Dividende).

Aktienrückkaufprogramm

Der seit Oktober 2006 laufende Aktienrückkauf wurde unabhängig von der Übernahme der BÖHLER-UDDEHOLM AG weiter fortgesetzt; insgesamt wurden im Zeitraum von 18.10.2006 bis 30.07.2007 6,7 Mio. Stück eigener Aktien rückgekauft, das entspricht einem Anteil von 4,1 % am Grundkapital der voestalpine AG.

Eigentümerstruktur

Die Beteiligungsverhältnisse an der voestalpine AG stellen sich aktuell wie folgt dar (indikativ, Stand Juni 2007):


6,0 %
Deutschland
43,0 %
Österreich
2,3 %
Übrige Welt
2,0 %
Beneluxstaaten
10,7 %
Mitarbeiterbeteiligung
18,0 %
Nordamerika
16,0 %
Großbritannien
2,0 %
Frankreich

Größte Einzelaktionäre

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15 %
Mitarbeiterbeteiligung	10,7 %
Oberbank AG	> 5 %
AXA Group	> 5 %

Informationen zur Aktie

Aktiennominale	298.756.264 EUR, zerlegt in 164.439.033 Stückaktien
	Stand der Aktien im Eigenbesitz zum 30. Juni 2007: 2.389.534 Stk.
Aktiengattung	Stammaktien, lautend auf Inhaber
Wertpapierkennnummer	93750 (Börse Wien)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Börsenhöchstkurs April 2007 bis Juni 2007	62,62 EUR
Börsentiefstkurs April 2007 bis Juni 2007	48,40 EUR
Kurs zum 29. Juni 2007	62,50 EUR
Börsenkapitalisierung zum 29. Juni 2007*	9.750.654.125 EUR

* Basis: Gesamtaktienanzahl abzüglich rückgekaufter Aktien

Geschäftsjahr 2006/07	
Gewinn/Aktie	4,77 EUR
Dividende/Aktie	1,45 EUR
Buchwert/Aktie	18,65 EUR

Die voestalpine AG wird derzeit von folgenden Instituten analysiert:

▫ BHF-BANK, Frankfurt ▫ CA IB, Wien ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Wien/Frankfurt ▫ Erste Bank, Wien ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Wien ▫ Steubing AG, Frankfurt

Terminvorschau 2007	
Aktionärsbrief zum Verlauf des 1. Halbjahres 2007/08	13. November 2007
Aktionärsbrief zum Verlauf des 3. Quartals 2007/08	25. Februar 2008*
Geschäftsbericht 2007/08	5. Juni 2008
Hauptversammlung	2. Juli 2008
Ex-Dividenden-Tag	7. Juli 2008
Dividenden-Zahltag	14. Juli 2008

* bisher 12. Februar 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

voestalpine AG

Finanzdaten zum 30.06.2007

Nach International Financial Reporting Standards (IFRS)

Konzernbilanz

Aktiva

	31.03.2007	30.06.2007
A. Langfristige Vermögenswerte		
Sachanlagen	2.660,8	2.697,0
Firmenwert	312,8	327,2
Andere immaterielle Vermögenswerte	105,5	111,2
Anteile an assoziierten Unternehmen	86,0	83,4
Andere Finanzanlagen	81,2	2.208,8
Latente Steuern	116,1	108,6
	3.362,4	**5.536,2**
B. Kurzfristige Vermögenswerte		
Vorräte	1.422,6	1.505,4
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	1.293,8	1.542,1
Andere Finanzanlagen	389,9	386,9
Zahlungsmittel und Zahlungsmitteläquivalente	356,1	104,2
	3.462,4	**3.538,6**
Summe Aktiva	**6.824,8**	**9.074,8**

Mio. EUR

Passiva

	31.03.2007	30.06.2007
A. Eigenkapital		
Grundkapital	287,8	287,8
Kapitalrücklagen	442,9	379,8
Gewinnrücklagen und andere Rücklagen	2.142,3	2.412,6
Eigenkapital der Anteilseigner des Mutterunternehmens	**2.873,0**	**3.080,2**
Minderheitsanteile am Eigenkapital	53,3	58,6
	2.926,3	**3.138,8**
B. Langfristige Rückstellungen und Verbindlichkeiten		
Pensionen und andere Arbeitnehmerverpflichtungen	566,1	568,8
Rückstellungen	21,0	21,0
Latente Steuern	85,3	89,0
Finanzverbindlichkeiten	739,5	689,0
	1.411,9	**1.367,8**
C. Kurzfristige Rückstellungen und Verbindlichkeiten		
Rückstellungen	409,5	350,7
Finanzverbindlichkeiten	629,6	2.697,1
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	1.447,5	1.520,3
	2.486,6	**4.568,2**
Summe Passiva	**6.824,8**	**9.074,8**

Mio. EUR

Konzern-Gewinn- und Verlustrechnung

	01.04.-30.06.2006*	01.04.-30.06.2007
Umsatzerlöse	1.708,3	1.960,9
Umsatzkosten	-1.312,0	-1.442,8
Bruttoergebnis	**396,3**	**518,1**
Sonstige betriebliche Erträge	31,0	48,0
Vertriebskosten	-110,2	-125,8
Verwaltungskosten	-68,8	-81,4
Sonstige betriebliche Aufwendungen	-33,7	-45,7
Ergebnis der betrieblichen Tätigkeit (EBIT)	**214,6**	**313,2**
Ergebnisse von assoziierten Unternehmen	3,8	5,3
Finanzerträge	13,0	13,4
Finanzaufwendungen	-29,2	-30,3
Ergebnis vor Steuern (EBT)	**202,2**	**301,6**
Steuern vom Einkommen und vom Ertrag	-51,7	-59,6
Ergebnis der fortgeführten Geschäftsbereiche	**150,5**	**242,0**
Ergebnis des aufgegebenen Geschäftsbereichs	2,6	0,1
Ergebnis nach Steuern (Jahresüberschuss)	**153,1**	242,1
Zuzurechnen den:		
Anteilseignern des Mutterunternehmens	151,0	239,7
Minderheitsgesellschaftern	2,1	2,4
Unverwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**0,94**	**1,56**
Verwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**0,87**	**1,45**

* Rückwirkende Anpassung gemäß IFRS 5

Mio. EUR

Konzern-Kapitalflussrechnung

	01.04.-30.06.2006	01.04.-30.06.2007
Betriebstätigkeit		
Ergebnis nach Steuern	153,1	242,1
Nicht zahlungswirksame Aufwendungen und Erträge	91,6	117,0
Veränderungen des Working Capital	-51,4	-112,2
Cashflow aus der Betriebstätigkeit	**193,3**	**246,9**
Cashflow aus der Investitionstätigkeit	**-208,3**	**-2.447,0**
Cashflow aus der Finanzierungstätigkeit	**-19,9**	**1.948,3**
Verminderung/Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente	**-34,9**	**-251,8**
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenanfang	513,2	356,1
Veränderungen von Währungsdifferenzen	1,7	-0,1
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenende	**480,0**	**104,2**

Mio. EUR

Entwicklung des Konzerneigenkapitals

	01.04.–30.06.2006	01.04.–30.06.2007
Eigenkapital zum 01.04.	**2.547,3**	**2.926,3**
Ergebnis nach Steuern	153,1	242,1
Zukauf Minderheitenanteile	0,0	-40,5
Wandelschuldverschreibung	0,0	34,0
Dividendenausschüttung	-2,9	-0,8
Stock Options	0,0	2,9
Rückkauf/Verkauf von Eigenen Aktien	0,0	-26,8
Währungsumrechnung	-7,2	0,8
Hedge Accounting	5,0	1,1
Sonstige Veränderungen	1,1	-0,4
Eigenmittel zum 30.06.	**2.696,4**	**3.138,8**

Mio. EUR

Impressum
Eigentümer und Medieninhaber: voestalpine AG, voestalpine-Straße 1, 4020 Linz
Herausgeber und Redaktion: voestalpine AG, Konzernkommunikation, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Gestaltung, Realisierung: Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

Letter to Shareholders

1st Quarter 2007/08



voestalpine
ONE STEP AHEAD.

www.voestalpine.com

voestalpine Group Key Figures

In millions of euros	Q1 2007/08 04/01 - 06/30/2007	Q1 2006/07* 04/01 - 06/30/2006	Change in %
Revenue	1,960.9	1,708.3	14.8
EBITDA	407.5	296.4	37.5
EBITDA margin (in %)	20.8	17.4	
EBIT	313.2	214.6	46.0
EBIT margin (in %)	16.0	12.6	
Profit before tax	301.6	202.2	49.2
Profit for the period from continuing operations	242.0	150.5	60.8
Profit for the period	242.1	153.1	58.1
Earnings per share from continuing operations (euros)	1.56	0.94	65.9
Investments	2,291.3	113.0	1,928.4
Depreciation and amortisation	94.3	81.8	15.2
Equity	3,138.8	2,696.4	16.4
Net financial debt	2,716.7	313.7	766.1
Net financial debt (in % of equity)	86.6	11.6	644.0
Employees excl. apprentices	25,752	23,298	10.5
Capital Employed	4,189.4	3,465.6	20.9

* Adjusted retrospectively in accordance with IFRS 5

Ladies and Gentlemen:

This is the last quarterly report that presents the voestalpine Group with the structure that you have become familiar with in the last few years, and we would like to point out that we are again reporting a record quarter. Beginning with the report for the first half of the 2007/08 financial year, which will be published on November 8, 2007, our Group will achieve new dimensions that will apply not only to sales but to our operating results and the number of employees. Once the acquisition of the BÖHLER-UDDEHOLM Group has become effective, the voestalpine Group will have grown in all of these categories by at least 30% toward the end of the quarter under review. However, the most significant aspect of this acquisition is that we will have succeeded in consistently continuing with our strategy of value-added growth rather than merely increasing our size. BÖHLER-UDDEHOLM is a Group, which has a strong global position and excellent management and which has pursued a strategy that is largely identical with that of the voestalpine Group, namely, being the technology, quality, and earnings leader in clearly defined market segments both in Europe and worldwide. The fact that we generate about 70% of our sales revenue from the same customer groups means that we can provide them with products and services that are even more highly optimized than before. We will be able to tap new dimensions of collaboration both for us, our customers, and our partners, and we will continue to develop and expand them for our mutual benefit.

In order to avoid any misunderstandings and to clarify our position, we would like to note the following with regard to the effects on the capital market of the acquisition of BÖHLER-UDDEHOLM by voestalpine AG:

- The voestalpine Group currently controls considerably more than 60% of BÖHLER-UDDEHOLM AG stock and has thus achieved the goal of its takeover offer.
- This definitive majority will enable us to mutually define synergy potential for the benefit of both companies (and this is already an ongoing process) and to consistently realize that potential.
- We are taking great care that all interests are considered in a well-balanced way, and the minority shareholders of BÖHLER-UDDEHOLM can safely assume that all measures will be taken in accordance with the arms length principle, while applying the market price method. BÖHLER-UDDEHOLM will experience no disadvantages, neither from the leveraging of synergies nor in any other way.
- The voestalpine Group is financing the takeover solely out of its own cash flow and the Group's creditworthiness, and it does not need to draw on BÖHLER-UDDEHOLM's resources. This means that we don't have the least amount of time pressure to take over 100% of the company.
- Against this backdrop, we have felt it to be a commitment to make it unambiguously clear that there will not be a new, higher offer at least until June 6, 2008.

Operating on these premises, we are looking forward to our work in the voestalpine Group that has taken on new dimensions. We will consistently utilize the opportunities that unfold from these new perspectives to the benefit of our customers, our employees, and our shareholders.

Linz, August 8, 2007

The Management Board

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

Overview of Business Performance

The first three months of the 2007/08 financial year were the single best quarter in the entire history of the voestalpine Group.

The key figures of the voestalpine Group during the first quarter of 2007/08 compare to those of the first quarter of the previous year as follows:

- The **revenue** rose by 14.8% from EUR 1,708 million to EUR 1,961 million.
- **EBITDA** (profit from operations before depreciation) rose by 37.5% from EUR 296 million to EUR 408 million. This corresponds to an **EBITDA margin** that increased from 17.4% to 20.8%.
- **EBIT** (profit from operations) went up even more significantly by 46.0% from EUR 215 million to EUR 313 million. The **EBIT margin** rose from 12.6% to 16.0%.
- **Profit before tax** came to EUR 302 million and was thus 49.2% higher than in the previous year (EUR 202 million).
- **Profit for the period** came to EUR 242 million. This corresponds to an increase of 58.1% compared to the first quarter of the past financial year (EUR 153 million).
- The **earnings per share** for the first three months of 2007/08 is EUR 1.56, coming to a plus of 65.9% compared to last year's figure (EUR 0.94).
- voestalpine Group's **equity** went up by 16.4% from EUR 2,696 million to EUR 3,139 million. The **net financial debt** rose as a consequence of the financing of the BÖHLER-UDDEHOLM shares from EUR 314 million to EUR 2,717 million, resulting in a gearing ratio (net financial debt in percent of equity) of 86.6% (previous year: 11.6%).
- As of June 30, 2007, the voestalpine Group had 25,752 **employees** (not including apprentices). This corresponds to an increase in the number of employees of 10.5% to 23,298, which is largely attributable to acquisitions.
- The **crude steel production** of the voestalpine Group during the first quarter was 1.73 million tons, thus increasing in comparison to the previous year (1.67 million tons) by 3.6%. 1.34 million tons were generated by the Steel Division and 0.4 million tons by the Railway Systems Division.

Business Performance in Detail

The first three months of the 2007/08 financial year were characterized by continuing high demand and a good and stable price level in all four divisions. Within the scope of the overall economic trend, which remained very satisfactory with practically no interruptions both in Europe and in the voestalpine Group's overseas export markets, the most important customer industries – the automotive industry, production of commercial vehicles, railway infrastructure, the energy industry, the household appliance industry, as well as the building and building supply industry – followed this positive trend.
The demand trends in all of these sectors continued to improve or, at the very least, remained stable at a very high level, enabling all the divisions to not only report sales volumes that were higher than those of the first quarter of the previous year, but to implement price increases, a fact that manifested itself impressively in the sales revenue and operating results.

Overall, the voestalpine Group increased its sales figures during the first quarter of 2007/08 by approximately 15% from EUR 1.7 billion to just over EUR 2 billion, with all four divisions posting substantial gains. The Divisions Profilform and Automotive recorded the strongest upsurge, with both increasing their sales figures by more than a third. The Divisions Railway Systems (+ 12%) and Steel (+ 7%) also posted figures that were considerably higher than those of the same period of the previous year.

The trend in operating results was similar; EBIT of the voestalpine Group rose by almost half from EUR 215 million to more than EUR 313 million. It is especially worthy of attention that the operating result of the Steel Division improved by 66%; with an EBIT margin of 19.4% (previous year: 12.5%) in the first quarter of 2007/08, it was the most profitable division in the voestalpine Group. With an increase of just above 36.8% and 20.8% respectively, the Divisions Profilform and Railway Systems posted results that were much higher than last year's; the Automotive Division also boosted its EBIT significantly.
With EBIT margins of 16% in the Railway Systems Division and 13.6% in the Profilform Division, the profitability of both of these divisions was considerably greater than that of the previous year, while the Automotive Division stayed below last year's figure in the first quarter with an EBIT margin of 4.7%.

Steel Division

The Steel Division increased its revenue in the first quarter of 2007/08 as compared to the same period of the previous year by more than 7% from EUR 900 million to EUR 965 million, at the same time, improving its operating result by 66.2% from EUR 112 million to EUR 187 million. Accordingly, the EBIT margin rose as compared to the previous year from 12.5% to 19.4%, thus becoming the division's highest quarterly figure ever.

This gain vis-à-vis the first quarter of the previous financial year is largely due to supply quantities that rose by about 2% and earnings that were just over 13% higher, as well as yet another improvement in the product mix. Compared to the immediately preceding quarter, however, prices rose only by about 1% because many of the supply contracts are long-term ones.
In addition to the continuing positive trend in the quality flat steel product sector, the first months of the current financial year saw a strong performance of the segments of customer-tailored pre-processing, the Steel Service Center, and heavy plate.

Steel Division

In millions of euros	Q1 2007/08 04/01-06/30/2007	Q1 2006/07* 04/01-06/30/2006	Change in %
Revenue	964.7	899.6	7.2
EBITDA	235.8	154.7	52.4
EBITDA margin (in %)	24.4	17.2	
EBIT	186.8	112.4	66.2
EBIT margin (in %)	19.4	12.5	
Employees excl. apprentices	9,621	9,430	2.0

* Adjusted retrospectively in accordance with IFRS 5

Railway Systems Division

In millions of euros	Q1 2007/08 04/01-06/30/2007	Q1 2006/07 04/01-06/30/2006	Change in %
Revenue	585.5	521.9	12.2
EBITDA	115.1	98.4	17.0
EBITDA margin (in %)	19.7	18.8	
EBIT	93.7	77.5	20.8
EBIT margin (in %)	16.0	14.9	
Employees excl. apprentices	7,656	6,990	9.5

Railway Systems Division

Increased sales volumes (more than 10% across all product groups) and a price level that was for the most part higher led to another significant increase in sales and earnings in the Railway Systems Division. Compared to the first quarter of the previous year, revenue went up by just over 12% from EUR 522 million to EUR 586 million, while EBIT improved by 20.8% from EUR 78 million to EUR 94 million. In the first quarter of 2007/08, the EBIT margin was 16.0% compared to 14.9% in the previous year.

In the railway technology segment, business performance was also very positive, with a supply volume that again showed gains and earnings that exhibited a slightly upwards trend. This also applies to the switch technology segment, where not only the European market has sustained a satisfactory environment, but where the newly established joint venture in China has already generated positive momentum. The high-quality wire rod segment has shown improvement both with regard to volume and prices, while, after last year's record level, the seamless tube segment came under slight pressure during the first quarter. The main reasons were higher pre-material prices and the establishment of considerable new production capacity for oil field pipes, in particular in China. While this affects largely lower grades, the increase in volume is resulting – with some time lag – in sometimes substantial declines in price in the high-quality product segment as well; however, the original level of earnings is very high.

Profilform Division

Compared to the previous year's already high figures, sales and earnings of the Pro-

Profilform Division

In millions of euros	Q1 2007/08 04/01–06/30/2007	Q1 2006/07 04/01–06/30/2006	Change in %
Revenue	280.6	210.6	33.2
EBITDA	44.6	34.5	29.6
EBITDA margin (in %)	15.9	16.4	
EBIT	38.1	27.9	36.8
EBIT margin (in %)	13.6	13.2	
Employees excl. apprentices	3,343	3,004	11.3

Automotive Division

In millions of euros	Q1 2007/08 04/01–06/30/2007	Q1 2006/07* 04/01–06/30/2006	Change in %
Revenue	259.9	193.6	34.3
EBITDA	28.4	21.4	32.7
EBITDA margin (in %)	10.9	11.1	
EBIT	12.3	10.5	17.2
EBIT margin (in %)	4.7	5.4	
Employees excl. apprentices	4,708	3,501	34.5

* Adjusted retrospectively in accordance with IFRS 5

filform Division again showed a substantial gain. At EUR 281 million, revenue was one third higher than in the first quarter of 2006/07, while the operating results climbed by 36.8% from EUR 28 million to EUR 38 million, resulting in an EBIT margin of 13.6% (previous year: 13.2%).
Compared to the first quarter of 2006/07, the sales and operating results figures contain the contributions of the two French companies, Société Profilafroid and Société Automatique de Profilage (SAP), which were acquired last year; additionally, the outstanding business performance of this division is due to continuing high demand from the most important customer industries (automobile and commercial vehicle production, storage logistics, building industry), which has strengthened the positive earnings trend.

Particularly in the business segment of special products, which are largely manufactured at locations outside of Austria, sales and price level showed a continuing upward trend that went hand-in-hand with a high level of utilization of production capacity.

In the business segment of standard products, however, pre-material prices, which rose markedly, led to a certain amount of pressure on operating results; but the consistently high level of sales and a corresponding positive trend in net proceeds were able to compensate for any weakness.

Automotive Division

With a 34.3% rise in revenue from EUR 194 million to EUR 260 million and an increase of EBIT by 17.2% from EUR 10.5 million to EUR 12.3 million, the Automotive Division was able to sustain its growth trend as compared to the first quarter of the previous year.

The increase in earnings was less conspicuous than the growth of sales, and, at 4.7%, the EBIT margin was slightly below that of the previous year (5.4%), which was largely due to "lagging" costs incurred in the course of restructuring measures in the press parts segment.
Vis-à-vis the first quarter of 2006/07, the companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG, Dancke Stanztechnik GmbH & Co. KG, and Dancke Werkzeugbau GmbH & Co. KG, as well as Amstutz Levin & Cie were consolidated for the first time.

Those segments that profited from the continuing high level of demand from high-end customers for high-quality and technology-intensive products (particularly the sectors of laser-welded blanks for the body-in-white segment, precision parts, and security technology) reported a continuing positive trend both with regard to sales and earnings. Business performance in the press lines continues to be more challenging, as it is under pressure from the automobile manufacturers who are still pushing insourcing.

Acquisitions

Successful Takeover of the BÖHLER-UDDEHOLM Group

On April 26, 2007, voestalpine AG presented a voluntary, public takeover bid to the shareholders of BÖHLER-UDDEHOLM AG; on May 19, 2007, it increased the takeover offer and extended the acceptance period. On June 4, 2007, the (extended) acceptance period ended, during which voestalpine AG acquired (at that time) 54.6% of BÖHLER-UDDEHOLM shares, thus fulfilling the statutory minimum acceptance requirement.
On June 19, 2007, with merger control approvals by the European Union and other relevant countries in place, the takeover of BÖHLER-UDDEHOLM AG by voestalpine AG became effective.

All BÖHLER-UDDEHOLM shareholders who have not yet taken advantage of the takeover offer can still do so prior to the end of the statutory extension period that ends on September 6, 2007, 5:30 p.m. CEDT; they will receive the purchase price no later than ten trading days after the end of the extension period.

At the same time, voestalpine AG precluded another increase of the takeover offer of EUR 73 per share. In accordance with this commitment, there will not be a higher offer until at least June 6, 2008, the relevant period for a subsequent payment as defined by the Austrian Takeover Act.

As of August 3, 2007, voestalpine AG already controlled 63.2% of BÖHLER-UDDEHOLM AG.
The measures necessary for the integration of the BÖHLER-UDDEHOLM Group into the voestalpine Group are currently the subject of comprehensive discussions both at the management level and within a number of work groups. In individual sectors, implementation of concrete measures has already begun. The focus is now on coordination in the sectors of reporting and controlling and the best possible utilization of synergy potential by instituting joint structures, for example, in Purchasing and IT, as well as coordination of research and development activities.

As of July 1, 2007, the BÖHLER-UDDEHOLM Group was added to the consolidated companies of the voestalpine Group; it will be operated as the Special Steel Division as an additional division of the voestalpine Group.

Acquisition in the Railway Systems Division

In the first quarter of the 2007/08 financial year, voestalpine Railpro (Railway Systems Division) acquired a 49% share of the company René Prinsen Spoorwegmaterialen

retroactively as of January 1, 2007. The relevant agreement, which was signed on June 29 between the two Dutch companies, stipulates a complete takeover in two years. The acquisition enables voestalpine Railpro to expand its competency in the reverse logistics and railway construction-related recycling sectors. With its 22 employees, René Prinsen Spoorwegmaterialen posted sales revenue in the 2006 financial year of EUR 8.9 million. The company provides an extensive range of products and services for railway infrastructure, including special track systems, transport activities, and recycling.

Investments

In the first quarter of 2007/08, the investments of the voestalpine Group came to EUR 2.3 billion (first quarter of 2006/07: EUR 113 million); this figure includes the acquisition of BÖHLER-UDDEHOLM AG.

With the successful start-up of cold rolling mill 3 and hot-dip galvanizing plant 4, as well as the walking beam furnace that expands the capacity of the hot wide strip rolling mill during the first quarter and the operation launch of the new push-pickler during the second quarter of the 2007/08 financial year, the second phase of the "Linz 2010" (Steel Division) investment program has been largely completed. The groundbreaking ceremony for the last investment to be realized within the scope of this program, hot dip galvanizing plant 5, is planned for the fall of 2007.

The subsequent investments following the "Linz 2010" program will be tackled within the scope of the medium-term program "L6". It primarily incorporates measures toward capacity adjustments in the following sectors: crude steel/blast furnace, steel plant/hot rolling mill, and technical services/energy.

After the relining of the blast furnace in Donawitz during the second quarter of the current financial year, the Railway Systems Division is focusing its investment activities on a reorganization of the energy supply and the water management of this location. An additional expansion of its autonomy in the supply of electricity by using gases that are created during the production process is planned; the total investment for the power plant block that will be built is about EUR 75 million. The new concept for water supply and wastewater disposal has an investment volume of about EUR 45 million.

Now that the Profilform Division has completed a number of investments intended to modernize and expand capacity at various international locations, the spotlight is on the long-term investment program at the Austrian site in Krems. It was begun during the past financial year and is planned to take five years, with funding of a total of EUR 70 million. The focus is on an expansion of the product range, the continued optimization of the value chain, and the improvement of plant logistics.

The first major project of the program was the construction of a new production hall for special sections, which was opened during the first quarter of 2007/08.

During the first three months of the current financial year, the investment activities of the Automotive Division declined. This was due primarily to the fact that, in contrast to last year, there were no acquisitions; instead, the integration of the companies acquired in the past financial year into the Group is the focus of current activity. Because of the highly customer-specific requirements, primarily in the precision and safety parts segment, the division's investments consist of numerous minor optimization measures and adaptations of existing production facilities at the various locations.

Research and development

The continually growing research and development costs of the voestalpine Group are going primarily into Group-wide, cross-divisional projects to further improve production and processing operations, to develop products and materials, as well as into innovations that are relevant to the environment. Projects such as these were continued during the first quarter.

In connection with the integration of the BÖHLER-UDDEHOLM Group into the voestalpine Group, the cooperation of the two companies in the R&D sector, future, joint projects, and possible synergies are the focus of current discussions. For years, both voestalpine and BÖHLER-UDDEHOLM have recorded sharply increasing research costs and have held an international leadership position regarding product and technology innovations so that the merger provides significant new opportunities for both companies in the R&D sector.

In June 2007, there was an international researcher conference with more than 200 employees from the R&D sectors of both Groups participating; the two R&D sectors have a research budget of approximately EUR 100 million. As a new division, BÖHLER-UDDEHOLM has been included in the voestalpine Group's R&D Board; this body coordinates the research and development activity of the entire Group and determines the strategic R&D goals.

Outlook

For the second half of the 2007 calendar year, the trend points to an uninterrupted continuation of the economic momentum of the first six months. This applies particularly to Europe and Asia; the development in North America, on the other hand, will probably be characterized by a degree of uncertainty for the foreseeable future.

For Europe, continuing solid demand and stable prices at a high level in all of the important industrial sectors can be expected. Against this backdrop, despite roughly EUR 15 million in additional costs resulting from the start-up of new facilities and raw materials costs that have escalated compared to the previous year, the Steel Division is moving toward yet another improvement in the operating result. The Railway Systems Division should be able to largely compensate the declining margins in the seamless tube segment because of the high demand for rails and switches (turnout systems) and maintain its outstanding level of earnings of the previous year; however, one must take into consideration that additional procurement costs of about EUR 12 million will be incurred in the next few months due to the comprehensive reconditioning of a blast furnace. The Profilform Division can also be expected to maintain last year's record result because the development, as compared to the previous year, is stable. The Automotive Division will improve its performance in the course of the year and should be able to post an improvement of the operating results by the end of the financial year.

Against this backdrop and taking into consideration that the consolidation of the operating results of BÖHLER-UDDEHOLM AG (Special Steel Division), a majority interest of which was acquired in June 2007, will begin as of the second quarter of the 2007/08 financial year, the current financial year is expected to produce yet another increase in the operating result for the voestalpine Group of at least 30% (prior to purchase price allocation).

Investor Relations

Price Performance of voestalpine Stock

The upward trend of the voestalpine share, which has continued unchecked since 2003, maintained its course in the first quarter of the 2007/08 financial year. The share price rose in the first three months by 17% from EUR 53.20 to EUR 62.50; since the beginning of the year (year-to-date), this corresponds to an increase in value of just under 44%. In particular beginning in May, a strong upsurge of the voestalpine share began, reaching a new all-time high on June 20 with a closing price of EUR 62.62.
After a somewhat weaker phase, this trend enabled the voestalpine share to significantly surpass both the ATX, the leading Austrian index, as well as the relevant international benchmark indexes.
The positive trend of the share price continued in July, however, subsequently, the voestalpine share came under pressure as a result of a broad correction on the world stock markets that arose from the turbulence on the US real estate market.

At EUR 1.45 per share, the dividend resolved by the Annual General Shareholders' Meeting of voestalpine AG on July 4, 2007 for the 2006/07 financial year reached a new all-time record. This amount is almost double the dividend paid out in the previous year.

This record dividend was probably why during the last quarter significantly more than 50% of the convertible bonds that were issued in 2005 were converted by their subscribers to voestalpine shares. This made a capital increase of about 3.8% of the share capital necessary (a smaller part of the conversion was funded by repurchased, i.e., own shares).

voestalpine share vs. international indices

Changes compared to March 31, 2007 in %



■ voestalpine ■ ATX □ STOXX Index (Europe) □ DJ Industrial Index
115
110
105
100
95
90
85
April 2007
June 29, 2007

voestalpine stock price performance (%)



■ voestalpine ■ ATX □ DJ STOXX 600 Index
800
700
600
500
400
300
200
100
0
August 1, 2003
August 1, 2007

From August 2003 (when the decision to complete privatization of voestalpine was made) to August 1, 2007, the price of the voestalpine share rose from EUR 9.00 to EUR 59.24; this corresponds to an increase in value of 658% in four years or an average annual increase in value of 60% (without dividends).

Share Buy-back Program

The share buy-back program that has been ongoing since October 2006 was continued independently of the takeover of BÖHLER-UDDEHOLM AG; during this period from October 18, 2006 to July 30, 2007, 6.7 million of voestalpine's own shares were repurchased, which corresponds to 4.1% of the share capital of voestalpine AG.

Ownership structure

The shareholder structure of voestalpine AG is currently as follows (indicative; as of June 2007):



6.0%
Germany
43.0%
Austria
2.3%
Rest of world
2.0%
Benelux
10.7%
Employee shareholding scheme
18.0%
North America
16.0%
Great Britain
2.0%
France

Major individual shareholders

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15%
Employee shareholding scheme	10.7%
Oberbank AG	> 5%
AXA Group	> 5%

Share information

Share capital	EUR 298,756,264 divided into 164.439.033 non-par value shares
	Shares in proprietary possession as of June 30, 2007: 2,389,534 shares
Class of shares	Ordinary bearer shares
Number	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Share price high April 2007 to Juni 2007	EUR 62.62
Share price low April 2007 to Juni 2007	EUR 48.40
Share price as of June 29, 2007	EUR 62.50
Market capitalization as of June 29, 2007*	EUR 9,750,654,125

* Basis: total number of shares minus repurchased shares

2006/07 Financial Year	
Earnings per share	EUR 4.77
Dividend per share	EUR 1.45
Book value per share	EUR 18.65

voestalpine AG is currently being analyzed by the following institutions:

▫ BHF-BANK, Frankfurt ▫ CA IB, Vienna ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Vienna/Frankfurt ▫ Erste Bank, Vienna ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Vienna ▫ Steubing AG, Frankfurt

Projected schedule for 2007	
Letter to shareholders on 1st six-months results 2007/08	November 13, 2007
Letter to shareholders on 3rd quarter results 2007/08	February 25, 2008*
Annual Report 2007/08	June 5, 2008
Annual General Shareholders' Meeting	July 2, 2008
Ex dividend date	July 7, 2008
Dividend payment date	July 14, 2008

* formerly February 12, 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

voestalpine AG

Financial data 06/30/2007

According to IFRS

Consolidated balance sheet

Assets

	03/31/2007	06/30/2007
A. Non-Current Assets		
Property, plant and equipment	2,660.8	2,697.0
Goodwill	312.8	327.2
Other intangible assets	105.5	111.2
Investments in associates	86.0	83.4
Other financial assets	81.2	2,208.8
Deferred tax assets	116.1	108.6
	3,362.4	**5,536.2**
B. Current Assets		
Inventories	1,422.6	1,505.4
Trade and other receivables	1,293.8	1,542.1
Other financial assets	389.9	386.9
Cash and cash equivalents	356.1	104.2
	3,462.4	**3,538.6**
Total Assets	**6,824.8**	**9,074.8**

In millions of euros

Equity and liabilities

	03/31/2007	06/30/2007
A. Equity		
Share capital	287.8	287.8
Capital reserves	442.9	379.8
Retained earnings and other reserves	2,142.3	2,412.6
Equity attributable to equity holders of the parent	**2,873.0**	**3,080.2**
Minority interest	53.3	58.6
	2,926.3	**3,138.8**
B. Non-current liabilities		
Pensions and other employee obligations	566.1	568.8
Provisions	21.0	21.0
Deferred tax liabilities	85.3	89.0
Financial liabilities	739.5	689.0
	1,411.9	**1,367.8**
C. Current liabilities		
Provisions	409.5	350.7
Financial liabilities	629.6	2,697.1
Trade and other payables	1,447.5	1,520.3
	2,486.6	**4,568.2**
Total equity and liabilities	**6,824.8**	**9,074.8**

In millions of euros

Consolidated Income Statement

	04/01-06/30/2006*	04/01-06/30/2007
Revenue	1,708.3	1,960.9
Cost of sales	-1,312.0	-1,442.8
Gross profit	**396.3**	**518.1**
Other operating income	31.0	48.0
Distribution costs	-110.2	-125.8
Administrative expenses	-68.8	-81.4
Other operating expenses	-33.7	-45.7
Profit from operations (EBIT)	**214.6**	**313.2**
Share of profit of associates	3.8	5.3
Finance income	13.0	13.4
Finance costs	-29.2	-30.3
Profit before tax (EBT)	**202.2**	**301.6**
Income tax expense	-51.7	-59.6
Profit for the period from continuing operations	**150.5**	**242.0**
Discontinued operations	2.6	0.1
Profit for the period	**153.1**	242.1
Attributable to:		
Equity holders of the parent	151.0	239.7
Minority interest	2.1	2.4
Basic earnings per share (EUR)	**0.94**	**1.56**
Diluted earnings per share (EUR)	**0.87**	**1.45**

* Adjusted retrospectively in accordance with IFRS 5

In millions of euros

Consolidated Cash-Flow Statement

	04/01 - 06/30/2006	04/01 - 06/30/2007
Operating activities		
Profit for the period	153.1	242.1
Adjustments	91.6	117.0
Changes in working capital	–51.4	–112.2
Cash flows from operating activities	**193.3**	**246.9**
Cash flows from investing activities	**–208.3**	**–2,447.0**
Cash flows from financing activities	**–19.9**	**1,948.3**
Net decrease/increase in cash and cash equivalents	**–34.9**	**–251.8**
Cash and cash equivalents, beginning of period	513.2	356.1
Net exchange differences	1.7	–0.1
Cash and cash equivalents, end of period	**480.0**	**104.2**

In millions of euros

Changes in equity

	04/01 - 06/30/2006	04/01 - 06/30/2007
Equity at April 1	**2,547.3**	**2,926.3**
Profit for the period	153.1	242.1
Purchase of Minority Shares	0.0	-40.5
Convertible bond	0.0	34.0
Dividends	-2.9	-0.8
Stock Options	0.0	2.9
Own share acquired/disposed	0.0	-26.8
Currency translation	-7.2	0.8
Hedge accounting	5.0	1.1
Other changes	1.1	-0.4
Equity at June 30	**2,696.4**	**3,138.8**

In millions of euros

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz
Senior editor and editorial staff: voestalpine AG, Corporate Communications, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Design and implementation: Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Strasse 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Medieninformation

8. August 2007

voestalpine erneut mit Rekordwerten – Ergebnis steigt im 1. Quartal 2007/08 um über 45 Prozent

- **Umsatz um 14,8 % auf knapp 2 Mrd. EUR gesteigert.**
- **Operatives Ergebnis (EBIT) mit 313 Mio. EUR auf neuem Höchstwert**
- **Für das Gesamtjahr 2007/08 wird Ergebnissprung um rund 30 % erwartet.**

Die ersten drei Monate des Geschäftsjahres 2007/08 waren in allen vier Divisionen des voestalpine-Konzerns von anhaltend hoher Nachfrage und stabil gutem Preisniveau geprägt. Im Rahmen einer gesamtkonjunkturellen Entwicklung, die sich sowohl in Europa als auch auf den außereuropäischen Exportmärkten des voestalpine-Konzerns nahezu ohne Einschränkungen ungebrochen erfreulich darstellte, entwickelten sich vor allem auch die wichtigsten Kundenbranchen äußerst positiv.
Vor diesem Hintergrund konnte der voestalpine-Konzern im 1. Quartal 2007/08 neue Quartalshöchstwerte bei Umsatz und Ergebnis als auch bei sämtlichen wesentlichen Finanzkennzahlen erzielen und peilt damit neuerlich ein Rekordjahr an.

Die wichtigsten Finanzkennzahlen des 1. Quartals 2007/08 (einschließlich der Vergleichsziffern des Vorjahres) im Überblick:

- Die **Umsatzerlöse** stiegen um **14,8 %** von 1.708 Mio. EUR auf **1.961 Mio. EUR**.
- Das **EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) erhöhte sich um **37,5 %** von 296 Mio. EUR auf nunmehr **408 Mio. EUR**. Dies entspricht einer von 17,4 % auf **20,8 %** gestiegenen **EBITDA-Marge**.
- Noch deutlicher verbessert stellt sich das **EBIT** (Ergebnis der betrieblichen Tätigkeit) dar, das sich um **46,0 %** von 215 Mio. EUR auf **313 Mio. EUR** erhöhte. Die **EBIT-Marge** stieg damit von 12,6 % auf **16,0 %**.
- Das **Ergebnis vor Steuern** (EBT) erreichte **302 Mio. EUR** und lag damit um **49,2 %** über jenem des Vorjahres (202 Mio. EUR).
- Das **Ergebnis nach Steuern** (Jahresüberschuss) belief sich auf **242 Mio. EUR**. Dies entspricht einem Anstieg um **58,1 %** gegenüber dem 1. Quartal des vergangenen Geschäftsjahres (153 Mio. EUR).
- Das **Ergebnis je Aktie** für die ersten drei Monate 2007/08 beträgt **1,56 EUR**. Es liegt damit um **65,9 %** über jenem des Vorjahres (0,94 EUR).

- Das Eigenkapital des voestalpine-Konzerns erhöhte sich um **16,4 %** von 2.696 Mio. EUR auf **3.139 Mio. EUR**. Bei einer gleichzeitig durch die Finanzierung der Böhler-Uddeholm-Anteile von 314 Mio. EUR auf **2.717 Mio. EUR** gestiegenen **Nettofinanzverschuldung** ergab sich damit eine Gearing Ratio (Nettofinanzverschuldung in Prozent des Eigenkapitals) von **86,6 %** (Vorjahr: 11,6 %).
- Zum **30. Juni 2007** beschäftigte der voestalpine-Konzern (ohne Lehrlinge) **25.752 Mitarbeiter**. Dies entspricht einem überwiegend akquisitionsbedingten Anstieg der Beschäftigten gegenüber dem vergangenen Geschäftsjahr (23.298) um **10,5 %**.

Geschäftsverlauf in den Divisionen

Die **Division Stahl** steigerte im 1. Quartal 2007/08 ihren Umsatz gegenüber der Vergleichsperiode des Vorjahres um mehr als 7 % von 900 Mio. auf 965 Mio. EUR und verbesserte gleichzeitig ihr operatives Ergebnis um über 66 % von 112 Mio. auf 187 Mio. EUR. Die EBIT-Marge stieg demnach gegenüber dem Vorjahr von 12,5 % auf 19,4 % und damit auf den höchsten jemals in der Division erzielten Quartalswert.

Gestiegene Absatzmengen (mehr als 10 % über alle Produktgruppen) und ein überwiegend höheres Preisniveau führte auch in der **Division Bahnsysteme** zu einer weiteren deutlichen Umsatz- und Ergebnissteigerung: Gegenüber dem 1. Quartal des Vorjahres erhöhte sich der Umsatz um knapp mehr als 12 % von 522 Mio. auf 586 Mio. EUR, das EBIT verbesserte sich um 20,8 % von 78 Mio. EUR auf 94 Mio. EUR. Im 1. Quartal 2007/08 lag die EBIT-Marge damit bei 16,0 % gegenüber 14,9 % im Vorjahr.

Gegenüber den bereits hohen Werten des Vorjahres abermals deutlich verbessert stellten sich Umsatz und Ergebnis der **Division Profilform** dar. Der Umsatz lag mit 281 Mio. EUR um ein Drittel über jenem des 1. Quartals 2006/07, das operative Ergebnis wurde um 36,8 % von 28 Mio. EUR auf 38 Mio. EUR erhöht. Damit ergibt sich eine EBIT-Marge von 13,6 % (Vorjahr: 13,2 %).

Mit einem Umsatzanstieg um 34,3 % von 194 Mio. EUR auf 260 Mio. EUR und einer Steigerung des EBIT um 17,2 % von 10,5 auf 12,3 Mio. EUR konnte sich auch die **Division Automotive** gegenüber dem 1. Quartal des Vorjahres weiter verbessern. Der gegenüber dem Umsatzwachstum weniger deutliche Ergebnisanstieg bzw. die gegenüber dem Vorjahr (5,4 %) mit 4,7 % etwas geringere EBIT-Marge ist im wesentlichen auf „nachlaufende“ Kosten aus im letzten Jahr erfolgten Restrukturierungsmaßnahmen im Bereich Pressteile zurückzuführen.

Anhaltend hohe Investitionstätigkeit

Die Investitionen des voestalpine-Konzerns im 1. Quartal 2007/08 beliefen sich unter Einbeziehung der Akquisition von BÖHLER-UDDEHOLM auf 2,3 Mrd. EUR. (1. Quartal 2006/07: 113 Mio EUR). Mit dem erfolgreichen Hochlaufen der Aggregate Kaltwalzwerk 3 und Feuerverzinkung 4 sowie des neuen Hubbalkenofens zur Kapazitätserweiterung der Warmbreitbandstraße im 1. Quartal und mit der Inbetriebnahme der neuen Schubbeize im 2. Quartal des Geschäftsjahres 2007/08 wurde die 2. Stufe des Investitionsprogrammes „Linz 2010" (Division Stahl) weitgehend abgeschlossen. Der Spatenstich für die letzte im Zuge dieses Programmes noch zu realisierende Investition, die Feuerverzinkungsanlage 5 ist für Herbst 2007 geplant.

Nach der im 2. Quartal 2007/08 erfolgenden Erneuerung eines Hochofens in Donawitz steht in der Division Bahnsysteme die Neuordnung der Energieversorgung und der Wasserwirtschaft dieses Standortes im Mittelpunkt der Investitionstätigkeit, wobei sich die Gesamtinvestitionen für den neu zu errichtenden Kraftwerksblock *auf etwa 75 Mio. EUR belaufen werden.* Das neue Konzept zur Wasserversorgung und Abwasserentsorgung umfasst ein Investitionsvolumen von rund 45 Mio. EUR.

In der Division Profilform steht derzeit das langfristige Investitionsprogramm am Standort Krems im Mittelpunkt. Dieses wurde im vergangenen Geschäftsjahr begonnen und ist auf eine Dauer von fünf Jahren und einen Umfang von insgesamt 70 Mio. EUR ausgelegt. Erstes Großprojekt in diesem Rahmen war die Errichtung einer neuen Produktionshalle für Spezialprofile, deren Inbetriebnahme im 1. Quartal 2007/08 erfolgte.

Akquisitionen

Erfolgreiche Übernahme der BÖHLER-UDDEHOLM-Gruppe

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt und dieses am 19. Mai 2007 verbessert sowie die Annahmefrist verlängert. Mit Stand vom 3. August 2007 verfügte die voestalpine AG bereits über 63,2 % der Aktien der BÖHLER-UDDEHOLM AG.

Die für eine Einbindung der BÖHLER-UDDEHOLM-Gruppe in den voestalpine-Konzern erforderlichen Maßnahmen sind derzeit Gegenstand umfassender Gespräche sowohl auf Managementebene als auch in einer Reihe von Arbeitsgruppen. In einzelnen Bereichen wurde zwischenzeitlich bereits mit der Umsetzung konkreter Maßnahmen begonnen.

Im Mittelpunkt steht daher derzeit neben einer entsprechenden Abstimmung in den Bereichen Reporting und Controlling die bestmögliche Nutzung von Synergiepotenzialen durch gemeinsame Strukturen etwa in den Bereichen Einkauf und IT sowie die Koordination der Forschungs- und Entwicklungsaktivitäten.

Mit 1. Juli 2007 wurde die BÖHLER-UDDEHOLM-Gruppe in den Konsolidierungskreis des voestalpine-Konzerns aufgenommen; sie wird als Division Edelstahl und damit als zusätzliche Division der voestalpine-Gruppe geführt.

Akquisition in der Division Bahnsysteme

Am 29. Juni erwarb die voestalpine Railpro (Division Bahnsysteme) rückwirkend per 1. Jänner 2007 einen Anteil von 49 % am Unternehmen René Prinsen Spoorwegmaterialen. Der zwischen den beiden niederländischen Gesellschaften unterzeichnete Vertrag sieht in weiterer Folge die vollständige Übernahme von R. Prinsen in zwei Jahren vor. Mit diesem Erwerb erweitert voestalpine Railpro ihre Kompetenz auf dem Gebiet der „Reverse Logistics" und dem Recycling. René Prinsen Spoorwegmaterialen erzielte im Geschäftsjahr 2006 mit 22 Mitarbeitern einen Umsatz von 8,9 Mio. EUR.

Ausblick auf das Gesamtjahr 2007/08

Für die zweite Hälfte des Kalenderjahres 2007 zeichnet sich eine ungebrochene Fortsetzung der wirtschaftlichen Dynamik der ersten sechs Monate ab. Dies gilt insbesondere für Europa und den asiatischen Raum, wogegen die Entwicklung in Nordamerika bis auf weiteres von einer gewissen Unsicherheit geprägt bleiben dürfte.

Für Europa ist in allen wesentlichen Industriebereichen weiterhin von einer anhaltend soliden Nachfrage und stabilen Preisen auf hohem Niveau auszugehen. Vor diesem Hintergrund zeichnet sich in der **Division Stahl** trotz rund 15 Mio. Euro an Zusatzkosten aus dem Hochlaufen der neuen Anlagen und gegenüber dem Vorjahr weiter gestiegenen Rohstoffkosten für das Gesamtjahr eine neuerliche Ergebnisverbesserung ab.

Die **Division Bahnsysteme** sollte vor allem aufgrund der weltweit stabil hohen Nachfrage bei Schienen und Weichen die rückläufigen Margen im Segment Nahtlosrohre nahezu kompensieren und ihr hervorragendes Ergebnisniveau des Vorjahres weitgehend halten können; zu berücksichtigen sind dabei allerdings zusätzliche Beschaffungskosten von rund 12 Mio. Euro infolge der umfassenden Erneuerung eines Hochofens in den nächsten Monaten.

Ebenfalls von einer im Jahresvergleich stabilen Entwicklung und somit einem Halten des letztjährigen Rekordergebnisses ist in der **Division Profilform** auszugehen. Die **Division Automotive** wird im Jahresverlauf ihre Performance weiter verbessern und sollte damit zum Ende des Geschäftsjahres neuerlich eine Ergebnisverbesserung ausweisen.

Vor diesem Hintergrund und unter Berücksichtigung der mit dem 2. Quartal 2007/08 beginnenden Ergebniskonsolidierung der im Juni 2007 mehrheitlich erworbenen BÖHLER-UDDEHOLM AG (Division Edelstahl) zeichnet sich im laufenden Geschäftsjahr für den voestalpine-Konzern eine weitere Verbesserung des operativen Ergebnisses um mindestens 30 % ab (vor purchase-price-allocation).

Der ausführliche Aktionärsbrief zum 1. Quartal 2007/08 ist auf unserer Website www.voestalpine.com im pdf-Format verfügbar.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

Media information August 8, 2007

voestalpine again posts record figures – the operating result rises by more than 45% in the first quarter of 2007/08

- **Revenue rose by 14.8% to nearly EUR 2 billion.**
- **At EUR 313 million, earnings before interest and taxes (EBIT) set a new record**
- **For the 2007/08 year overall, earnings expected to soar by about 30%**

The first three months of the 2007/08 financial year were characterized by continuing high demand and a good and stable price level in all four divisions of the voestalpine Group. Within the scope of the overall economic trend, which remained very satisfactory with practically no interruptions both in Europe and in the voestalpine Group's overseas export markets, the most important customer industries followed this positive trend.
Against this backdrop, the voestalpine Group reached a new quarterly all-time record during the first quarter of 2007/08 not only in revenue and operating result but in all other key financial figures as well, positioning itself for another record-breaking year.

The key financial figures for the first quarter of 2007/08 (including the previous years figures) by way of an overview:

- **Revenue** rose by **14.8%** from EUR 1,708 million to **EUR 1,961 million**.
- **EBITDA** (profit from operations before depreciaton) rose by **37.5%** from EUR 296 million to **EUR 408 million**. This corresponds to an **EBITDA margin** that increased from 17.4% to **20.8%**.
- **EBIT** (profit from operations) went up even more significantly by **46.0%** from EUR 215 million to EUR **313 million**. The **EBIT margin** rose from 12.6% to **16.0%**.
- **Profit before tax** came to **EUR 302 million** and was thus **49.2%** higher than in the previous year (EUR 202 million).
- **Profit for the period** came to **EUR 242 million**. This corresponds to an increase of **58.1%** compared to the first quarter of the past financial year (EUR 153 million).
- The **earnings per share** for the first three months of 2007/08 is **EUR 1.56**, coming to a plus of **65.9%** compared to last year's figure (EUR 0.94).

voestalpine
ONE STEP AHEAD.

- voestalpine Group's **equity** went up by **16.4%** from EUR 2,696 million to **EUR 3,139 million**. The **net financial debt** rose as a consequence of the financing of the BÖHLER-UDDEHOLM shares from EUR 314 million to **EUR 2,717 million**, resulting in a **gearing ratio** (net financial debt in percent of equity) of **86.6%** (previous year: 11.6%).
- As of **June 30, 2007**, the voestalpine Group had **25,752 employees** (not including apprentices). This corresponds to an increase in the number of employees of **10.5%** to 23,298, which is largely attributable to acquisitions.

Business development in the divisions

The **Steel Division** increased its revenue in the first quarter of 2007/08 as compared to the same period of the previous year by more than 7% from EUR 900 million to EUR 965 million, at the same time, improving its operating result by more than 66% from EUR 112 million to EUR 187 million. Accordingly, the EBIT margin rose as compared to the previous year from 12.5% to 19.4%, thus becoming the division's highest quarterly figure ever.

Increased sales volumes (more than 10% across all product groups) and a price level that was for the most part higher led to another significant increase in sales and earnings in the **Railway Systems Division**. Compared to the first quarter of the previous year, revenue went up by just over 12% from EUR 522 million to EUR 586 million, while EBIT improved by 20.8% from EUR 78 million to EUR 94 million. In the first quarter of 2007/08, the EBIT margin was 16.0% compared to 14.9% in the previous year.

Compared to the previous year's already high figures, revenue and earnings of the **Profilform Division** again showed a substantial gain. At EUR 281 million, revenue was one third higher than those in the first quarter of 2006/07, while the operating results climbed by 36.8% from EUR 28 million to EUR 38 million, resulting in an EBIT margin of 13.6% (previous year: 13.2%).

With a 34,3% rise in revenue from EUR 194 million to EUR 260 million and an increase of EBIT by 17.2% from EUR 10.5 million to EUR 12.3 million, the **Automotive Division** was able to sustain its growth trend as compared to the first quarter of the previous year.
The increase in earnings was less conspicuous than the growth of revenue, and, at 4.7%, the EBIT margin was slightly below that of the previous year (5.4%), which was largely due to "lagging" costs incurred in the course of restructuring measures in the press parts segment.

Investment activities remain high

In the first quarter of 2007/08, the investments of the voestalpine Group came to EUR 2.3 billion (first quarter of 2006/07: EUR 113 million); this figure includes the acquisition of BÖHLER-UDDEHOLM AG.
With the successful start-up of cold rolling mill 3 and hot-dip galvanizing plant 4, as well as the walking-beam furnace that expands the capacity of the hot wide strip rolling mill during the first quarter and the operation launch of the new push-pickler during the second quarter of the 2007/08 financial year, the second phase of the "Linz 2010" (Steel Division) investment program has been largely completed. The groundbreaking ceremony for the last investment to be realized within the scope of this program, hot dip galvanizing plant 5, is planned for the fall of 2007.

After the intermediate relining of a blast furnace in Donawitz during the second quarter of the current financial year, the Division Railway Systems is focusing its investment activities on a reorganization of the energy supply and the water management of this location; the total investment for a new power plant block that will be built is about EUR 75 million. The new concept for water supply and wastewater disposal has an investment volume of about EUR 45 million.

In the Division Profilform the spotlight is on the long-term investment program at the site in Krems. It was begun during the past financial year and is planned to take five years, with funding of a total of EUR 70 million. The first major project of the program was the construction of a new production hall for special sections, which was opened during the first quarter of 2007/08.

Acquisitions

Successful Takeover of the BÖHLER-UDDEHOLM Group

On 26 April 2007, voestalpine AG presented a voluntary, public takeover bid to the shareholders of BÖHLER-UDDEHOLM AG; on May 19, 2007, it increased the takeover offer and extended the acceptance period. As of August 3, 2007, voestalpine AG already controlled 63.2% of BÖHLER-UDDEHOLM AG.
The measures necessary for the integration of the BÖHLER-UDDEHOLM Group into the voestalpine Group are currently the subject of comprehensive discussions both at the management level and within a number of work groups. In individual sectors, implementation of concrete measures has already begun.

The focus is now on coordination in the sectors of reporting and controlling and the best possible utilization of synergy potential by instituting joint structures, for example, in Purchasing and IT, as well as coordination of research and development activities.

As of July 1, 2007, the BÖHLER-UDDEHOLM Group was added to the consolidated companies of the voestalpine Group; it will be operated as the Special Steel Division as an additional division of the voestalpine Group.

Acquisition in the Railway Systems Division

In the first quarter of the 2007/08 financial year, voestalpine Railpro (Railway Systems Division) acquired a 49% share of the company René Prinsen Spoorwegmaterialen retroactively as of January 1, 2007. The relevant agreement, which was signed on June 29 between the two Dutch companies, stipulates a complete takeover in two years.
The acquisition enables voestalpine Railpro to expand its competency in the reverse logistics and railway construction-related recycling sectors. With its 22 employees, René Prinsen Spoorwegmaterialen posted sales revenue in the 2006 financial year of EUR 8.9 million.

Outlook for total business year 2007/08

For the second half of the 2007 calendar year, the trend points to an uninterrupted continuation of the economic momentum of the first six months. This applies particularly to Europe and Asia; the development in North America, on the other hand, will probably be characterized by a degree of uncertainty for the foreseeable future.

For Europe, continuing solid demand and stable prices at a high level in all of the important industrial sectors can be expected. Against this backdrop, despite roughly EUR 15 million in additional costs resulting from the start-up of new facilities and raw materials costs that have escalated compared to the previous year, the **Steel Division** is moving toward yet another improvement in the operating result.

The **Railway Systems Division** should be able to largely compensate the declining margins in the seamless tube segment because of the high demand for rails and switches (turnout systems) and maintain its outstanding level of earnings of the previous year; however, one must take into consideration that additional procurement costs of about EUR 12 million will be incurred in the next few months due to the comprehensive reconditioning of a blast furnace.

The **Profilform Division** can also be expected to maintain last year's record result because the development, as compared to the previous year, is stable. The **Automotive Division** will improve its performance in the course of the year and should be able to post an improvement of the operating results by the end of the financial year.

Against this backdrop and taking into consideration that the consolidation of the operating results of BÖHLER-UDDEHOLM AG (Special Steel Division), a majority interest of which was acquired in June 2007, will begin as of the second quarter of the 2007/08 financial year, the current financial year is expected to produce yet another increase in the operating result for the voestalpine Group of at least 30% (prior to purchase price allocation).

The Letter to Shareholders on the first quarter of the 2007/08 financial year is available in pdf format on our website www.voestalpine.com.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

Medieninformation

2. Juli 2007

Bekanntmachung gemäß § 82 Abs. 9 Börsegesetz und § 93 Abs. 1 Börsegesetz

Die voestalpine AG gibt hiermit gemäß § 82 Abs. 9 Börsegesetz bekannt, dass sie am 26. Juni 2007 im Rahmen des bestehenden Mitarbeiterbeteiligungsprogrammes folgende Aktien der voestalpine AG (eigene Aktien) an Mitarbeiter des voestalpine Konzerns bzw. an die voestalpine – Arbeitnehmer-Privatstiftung zur Zuteilung an Mitarbeiter des voestalpine Konzerns zu folgenden Kursen übertragen hat:

Anzahl Aktien	Anteil am Grundkapital	Kurs in €	Gesamtwert in €
1.600.000	1,01%	39,44	63.104.000,00
128.957	0,08%	40,00	5.158.280,00
2.925	0,01%	60,01	175.529,25

Die voestalpine AG hat zudem am 18. Juni 2007 26.666 und am 25. Juni 2007 1.808.372 Stück eigene Aktien (gesamt ca. 1,26 % des Grundkapitals) an Gläubiger der von der voestalpine AG im Juli 2005 begebenen Wandelanleihe zum Wandlungskurs von 18,75 EUR, insgesamt somit für 37.456.950 EUR, übertragen.

Die voestalpine AG gibt hiermit gemäß § 93 Abs. 1 Börsegesetz ferner bekannt, dass das Grundkapital der Gesellschaft gemäß § 4 Abs. 6 der Satzung durch Ausgabe von 6.039.033 auf den Inhaber lautende Stück Stückaktien an Gläubiger der von der voestalpine AG im Juli 2005 begebenen Wandelanleihe mit 4. Juli 2007 von 287.784.423,33 EUR auf 298.756.264,42 EUR erhöht wird. Dies entspricht einer Erhöhung des Grundkapitals um 3,81 %.

Das Grundkapital der Gesellschaft wird daher ab 4. Juli 2007 298.756.264,42 EUR betragen und in 164.439.033 Stück Aktien zerlegt sein.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

2. Juli 2007

voestalpine increases its registered capital to EUR 298,756,264.42 (+3.81%). New number of shares outstanding: 164,439,033 shares

voestalpine AG declares according to § 93, section 1 of the Austrian stock exchange law, that the registered capital of the company according to $ 4, section 6 of the Articles of Association will be increased from EUR 287,784,423.33 to
EUR 298,756,264.42 per July, 4, 2007, via emission of 6,039,033 bearer shares to creditors of the convertible bond, launched by voestalpine in July 2005 (conditional capital increase). This corresponds to an increase of the registered capital of 3.81%.

The registered capital of the company therefore will amount to EUR 298,756,264.42, divided by 164,439,033 bearer shares as of July, 4, 2007.

Apart from this conditional capital increase, voestalpine AG transferred 26,666 bought back shares per June, 18, 2007 and 1,808,372 bought back shares per June, 28, 2007 (in total ca. 1.26% of the registered capital) to creditors of the convertible bond, launched by voestalpine in July 2005 at a conversion price of
EUR 18.75, in total EUR 37,456,950.

voestalpine employee shareholding scheme buys shares and increases stake in voestalpine AG to 10.72%, based on (new) registered capital of EUR 298,756,264.42

voestalpine AG declares according to § 82, section 9 of the Austrian stock exchange law, that in the context of the existing employee shareholding scheme following (bought back) voting stocks of voestalpine AG have been transferred to the employees of the voestalpine group, respectively employee foundation in order to distribute to employees of voestalpine group as of June, 26, 2007, per following stock quotations:

Number of shares	Percentage of registered capital	Share price in €	Total value in €
1,600,000	1.01%	39.44	63,104,000,-
128,957	0.08%	40.00	5,158,280,-
2,925	0.01%	60.01	175,529.25

END